ANGLO AMERICAN

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

04030876

10 June, 2004

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Notification of AGM Results dated 10 June 2004.

PROCESSED
JUN 22 2004
THOMSON
FINANCIAL

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

RECEIVED JUN 17 2004
PROCESSING SECTION WASH. D.C. 181

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0)20 7698 8888 Fax +44 (0)02 7698 8500 www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

Anglo American plc (the "Company")
(Incorporated in accordance with the laws of England and Wales)
Registered number 3564138

At the Company's recent Annual General Meeting all resolutions were duly passed.

A copy of the resolutions concerning special business have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. No. (0) 20 7676 1000

N Jordan
Company Secretary
10 June 2004

End

Anglo American plc (the "Company")
(Incorporated in accordance with the laws of England and Wales)
Registered number 3564138

At the Company's recent Annual General Meeting all resolutions were duly passed.

A copy of the resolutions concerning special business have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. No. (0) 20 7676 1000

N Jordan
Company Secretary
10 June 2004

End

Anglo American plc (the "Company")
(Incorporated in accordance with the laws of England and Wales)
Registered number 3564138

At the Company's recent Annual General Meeting all resolutions were duly passed.

A copy of the resolutions concerning special business have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. No. (0) 20 7676 1000

N Jordan
Company Secretary
10 June 2004

End

Anglo American plc (the "Company")
(Incorporated in accordance with the laws of England and Wales)
Registered number 3564138

At the Company's recent Annual General Meeting all resolutions were duly passed.

A copy of the resolutions concerning special business have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. No. (0) 20 7676 1000

N Jordan
Company Secretary
10 June 2004

End

Anglo American plc (the "Company")
(Incorporated in accordance with the laws of England and Wales)
Registered number 3564138

At the Company's recent Annual General Meeting all resolutions were duly passed.

A copy of the resolutions concerning special business have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. No. (0) 20 7676 1000

N Jordan
Company Secretary
10 June 2004

End